UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 67834/September 12, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14432

In the Matter of

SHIMING U.S., INC.,	: ORDER MAKING FINDINGS AND
SI MEI TE FOOD LTD. (f/k/a CHINA	: REVOKING REGISTRATION
DISCOVERY ACQUISITION CORP.),	: BY DEFAULT
SIERRA INTERNATIONAL GROUP, INC., and	:
SJ ELECTRONICS, INC.	:

SUMMARY

This Order revokes the registration of the registered securities of Respondent Shiming U.S., Inc. (Respondent).[1] The revocation is based on Respondent's repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on June 21, 2011, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that it has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Respondent was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) by April 3, 2012.[2] To date, it has not filed an Answer to the OIP, due

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[1] The proceeding has ended as to as to all Respondents other than Shiming U.S., Inc. Shiming U.S., Inc., Exchange Act Release Nos. 65850 (A.L.J. Nov. 30, 2011), 65558 (A.L.J. Oct. 14, 2011), 64979 (A.L.J. July 28, 2011).

[2] According to information provided by the Division of Enforcement on August 24, 2012, Respondent was served with the OIP by attempted delivery, in China, at "the most recent address shown on [its] most recent filing with the Commission." China is a signatory to the Hague Convention on the Service Abroad of Judicial and Extrajudicial Documents (the Hague Convention), 20 U.S.T. 361, T.I.A.S. 6638, 658 U.N.T.A. 163 (1964). China's Hague

ten days after service.[3] See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondent has failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondent is in default, and the undersigned finds that the allegations in the OIP are true as to it. See OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f).

II. FINDINGS OF FACT

Shiming U.S., Inc. (CIK No. 1091294),[4] is a revoked Nevada corporation located in Xian, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2007. As of June 2, 2011, the company's stock (symbol "SGUS") was quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group Inc., had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondent violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registration of the registered securities of Respondent will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011); Nature's Sunshine Products, Inc., Exchange Act Release

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Convention Authority confirmed attempted delivery by April 3, 2012. If Respondent believes that this attempted delivery did not constitute service of the OIP pursuant to 17 C.F.R. § 201.141(a)(2)(ii), (iv), it may move to set aside the default pursuant to 17 C.F.R. § 201.155(b). Any such motion must provide a current address at which Respondent agrees to accept delivery of the OIP.

[3] Nor has Respondent filed an opposition to the Division of Enforcement's August 29, 2012, Motion for Default.

[4] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondent's violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j), the REGISTRATION of the registered securities of Shiming U.S., Inc., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge